EXHIBIT 99.1

ALBATROSS with GLPG2222 shows positive clinical results in CF patients

  Evaluation of C1 corrector GLPG2222 on top of ivacaftor (Kalydeco®[1]) in heterozygous Class III/F508del CFTR patients
  Patient study recruited within 5 months in Europe and Australia
  GLPG2222 was well tolerated dosed once daily for 28 days
  Dose dependent increase in FEV1
  Statistically significant dose dependent decreases in sweat chloride
  Further clinical validation of in vitro predictive platform

Mechelen, Belgium; 19 November 2017, 22.01 CET - Galapagos NV (Euronext & NASDAQ: GLPG) reports positive topline results from its ALBATROSS Phase 2 study in cystic fibrosis patients with C1 corrector GLPG2222.

The ALBATROSS study included 37 cystic fibrosis patients with a gating (Class III) mutation on one allele and F508del (Class II) mutation on the other allele. All patients were on long-term stable Kalydeco treatment (150mg twice daily) at screening and continued their Kalydeco treatment throughout the study. The ALBATROSS study was fully recruited within five months.

Primary objectives of this randomized, double-blinded, placebo controlled study were to evaluate the safety and tolerability and pharmacokinetics of novel C1 corrector GLPG2222 in this CF patient population. Once daily doses of 150mg GLPG2222, 300mg GLPG2222 or placebo were administered.

Overall, GLPG2222 was well tolerated, with observed treatment emergent adverse events being predominantly mild or moderate, and typical for a CF patient population. There were no serious adverse events reported and no discontinuations due to adverse events.

The targeted exposures of GLPG2222 were achieved in this patient study, further strengthening dosing modelling for the first investigational triple combination. Exposures achieved in patients were in line with those observed in healthy volunteers.

The additional activity observed with treatment with GLPG2222 on top of Kalydeco was in line with what was observed with tezacaftor combined with Kalydeco in a Phase 2 study in this population. A statistically significant dose dependent decrease in sweat chloride concentration was observed amounting to a decrease of 6 mmol/L in the 300mg cohort. Mean percent predicted FEV1 (ppFEV1) levels overall were 70% at screening (prior to treatment with GLPG2222). At the end of treatment with 300mg GLPG2222, ppFEV1 levels increased by 2.2%.

	Placebo (n=7)	150mg (n=15)	300mg (n=14)
Sweat chloride, mean change D29 vs baseline, in mmol/L	+5.6 (3.75^)	-3.8 (2.55)*	-6.0 (2.66)*
ppFEV1, mean change D29 vs baseline, %	-0.8% (1.79)	-0.6% (1.23)	+2.2% (1.28)

* = p<0.05
^= LS-means (SE) from an ANCOVA model with treatment as factor and baseline as covariate

"The results of this trial are encouraging as they show that the addition of the novel CFTR corrector molecule GLPG2222 on top of highly efficacious CFTR modulator treatment already given for years in patients with gating mutations was well tolerated and may bring additional benefit to patients. Also, this clearly demonstrates the interest and willingness from the CF community to continue develop novel treatments for patients." commented Prof. Scott Bell from the Prince Charles Hospital in Brisbane, Australia and principal investigator for ALBATROSS.

"The ALBATROSS results are the first results demonstrating that GLPG2222 is well tolerated in CF patients. In addition, the exposures achieved, coupled with the activity observed, support our dose selection plans for the investigational triple combination therapy," said Dr. Piet Wigerinck, CSO of Galapagos. "We are impressed with the magnitude of the effects we saw on sweat chloride and FEV1 in patients whose treatment with ivacaftor has been optimized following years of therapy."

GLPG2222 is an investigational therapy; its safety and efficacy have not been established.

About Galapagos
Galapagos (Euronext & NASDAQ: GLPG) is a clinical-stage biotechnology company specialized in the discovery and development of small molecule medicines with novel modes of action. Galapagos' pipeline comprises Phase 3 through to discovery programs in cystic fibrosis, inflammation, fibrosis, osteoarthritis and other indications. Our target discovery platform has delivered three novel mechanisms showing promising patient results in, respectively, inflammatory diseases, idiopathic fibrosis and atopic dermatitis. Galapagos is focused on the development and commercialization of novel medicines that will improve people's lives. The Galapagos group, including fee-for-service subsidiary Fidelta, has approximately 578 employees, operating from its Mechelen, Belgium headquarters and facilities in the Netherlands, France, and Croatia. More information at www.glpg.com.

Contact

Investors:
Elizabeth Goodwin
VP IR & Corporate Communications
+1 781 460 1784

Paul van der Horst
Director IR & Business Development
+31 71 750 6707
ir@glpg.com

Media:
Evelyn Fox
Director Communications
+31 6 53 591 999
communications@glpg.com

Forward-looking statements
This release may contain forward-looking statements, including statements regarding the potential activity of GLPG2222, the anticipated timing of clinical studies with, and plans related to, GLPG2222, the timing, progression and/or results of such studies and plans, and statements regarding a potential triple combination therapy. Galapagos cautions the reader that forward-looking statements are not guarantees of future performance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition and liquidity, performance or achievements of Galapagos, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if Galapagos' results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements (including that data from the ongoing and planned clinical research programs in cystic fibrosis may not support registration or further development of GLPG2222, or a potential triple combination therapy, due to safety, efficacy or other reasons), Galapagos' reliance on collaborations with third parties (including its collaboration partner for cystic fibrosis, AbbVie), and estimating the commercial potential of Galapagos' product candidates. A further list and description of these risks, uncertainties and other risks can be found in Galapagos' Securities and Exchange Commission (SEC) filings and reports, including in Galapagos' most recent annual report on form 20-F filed with the SEC and subsequent filings and reports filed by Galapagos with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

[1] Kalydeco® is a registered trademark of Vertex Pharmaceuticals, Inc.